

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Wayne Irving, II
Chief Executive Officer
Monster Arts Inc.
806 East Avenido Pico, Suite I-288
San Clemente, California 92673

> **Re: Monster Arts Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on August 11, 2014**
> **File No. 000-53266**

Dear Mr. Irving:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal II Approval of Reserve Stock Split

Effects, page 8

1.   You state on page 9 that the company currently has a financing plan that may include the issuance of preferred or common stock in the company and that the board of directors will have the ability to issue additional shares of stock without further vote by the stockholders. However, you state on page 6 that the company has no current plans to issue shares of preferred stock as a means of obtaining financing to fund the business of the company. Please revise your information statement to state clearly whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of preferred stock or common stock for any purpose, including future acquisitions and/or financings. If such plans or intentions exist, please provide the disclosure required by Item 1 of Schedule 14C and Note A to Schedule 14A. Consider

the application of Securities Act Rule 135c with respect to your disclosures relating to any proposed unregistered offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P.Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Diane Dalmy, Esq.